Exhibit 3.3

CERTIFICATE OF AMENDMENT OF

BYLAWS

OF

COMMUNITY VALLEY BANCORP

a California Corporation

John F. Coger and James S. Rickards certify that:

1.             They are the duly elected and acting President and Secretary, respectively, of COMMUNITY VALLEY BANCORP.

2.             The following amendment has been approved by the shareholders of COMMUNITY VALLEY BANCORP at the annual meeting held May 25, 2006.

3.             Article III Section 3.2 of the Bylaws of COMMUNITY VALLEY BANCORP shall be amended to read as follows:

Section 3.2, Number and Qualification of Directors. The authorized number of directors of the corporation shall not be less than eight (8) nor more than fifteen (15) until changed by an amendment of the articles of incorporation or a bylaw amending this Section 3.2 duly adopted by the vote or written consent of holders of a majority of the outstanding shares entitled to vote.  The exact number of directors shall be fixed from time to time, within the range specified in the articles of incorporation or in this Section 3.2: (i) by a resolution duly adopted by the board; (ii) by a bylaw or amendment thereof duly adopted by the vote of a majority of the shares entitled to vote represented at a duly held meeting at which a quorum is present, or by the written consent of the holders of a majority of the outstanding shares entitled to vote; or (iii) by approval of the shareholders (as defined in Section 153 of the Code).

4.             The foregoing amendment was one of which must be adopted by the shareholders of the company.

//s// John F.Coger
John F. Coger, President

//s// James S Rickards
James S. Rickards, Secretary